# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Leatt Corp, CIK 0001456189
CUSIP: 522132208
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12 KIEPERSOL DRIVE, ATLAS GARDENS, CONTERMANSKLOOF ROAD, DURBANVILLE, WESTERN CAPE, South Africa (T3), 7550
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001968579

## Reporting persons
- Warren Street Capital Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 236,699; sole dispositive power 0; shared dispositive power 236,699; aggregate amount beneficially owned 236,699 (3.8% of the class)
- Warren Street Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 236,699; sole dispositive power 0; shared dispositive power 236,699; aggregate amount beneficially owned 236,699 (3.8% of the class)
- Warren Street Capital Mgmt., LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 261,399; sole dispositive power 0; shared dispositive power 261,399; aggregate amount beneficially owned 261,399 (4.2% of the class)
- Aaron Gelband: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 15,571; shared voting power 272,549; sole dispositive power 15,571; shared dispositive power 272,549; aggregate amount beneficially owned 288,120 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Leatt Corp
Address of issuer's principal executive offices: 12 KIEPERSOL DRIVE, ATLAS GARDENS, CONTERMANSKLOOF ROAD, DURBANVILLE, WESTERN CAPE, SOUTH AFRICA 7550

## Item 2. Person Filing
Name of person filing:
This statement is filed by Warren Street Capital Partners, LP, a Delaware limited partnership ("Warren Street Capital LP"), Warren Street Capital GP, LLC, a Delaware limited liability company ("Warren Street Capital GP"), Warren Street Capital Mgmt., LLC, a Delaware limited liability company ("Warren Street Capital Management"), and Aaron Gelband. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Warren Street Capital GP serves as the general partner of Warren Street Capital LP. Warren Street Capital Management serves as the investment manager of Warren Street Capital LP and a certain managed account (the "Warren Street Account"). Mr. Gelband serves as the Managing Member of each of Warren Street Capital GP and Warren Street Capital Management. By virtue of these relationships, Warren Street Capital GP, Warren Street Capital Management and Mr. Gelband may be deemed to beneficially own the shares of Common Stock, par value $0.001 per share, of the Issuer (the "Shares") owned directly by Warren Street Capital LP, and Warren Street Capital Management and Mr. Gelband may also be deemed to beneficially own the Shares held in the Warren Street Account. Mr. Gelband may also be deemed to beneficially own the Shares held by his wife and children.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2121 Avenue of the Stars, Los Angeles, California 90067.
Citizenship: Warren Street Capital LP, Warren Street Capital GP and Warren Street Capital Management are organized under the laws of the State of Delaware. Mr. Gelband is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on September 30, 2026, (i) Warren Street Capital LP directly owned 236,699 Shares, (ii) 24,700 Shares were held in the Warren Street Account, (iii) 10,500 Shares were owned directly by Mr. Gelband's wife, (iv) 650 Shares were owned directly by Mr. Gelband's children and (v) Mr. Gelband directly owned 15,571 Shares.

By virtue of their relationships described in Item 2(a) above, (i) Warren Street Capital GP may be deemed to beneficially own the 236,699 Shares owned directly by Warren Street Capital LP, (ii) Warren Street Capital Management may be deemed to beneficially own the 261,399 Shares owned in the aggregate by Warren Street Capital LP and held in the Warren Street Account and (iii) Mr. Gelband may be deemed to beneficially own 288,120 Shares, consisting of the Shares he directly owns, those owned by his wife and children and the Shares owned by Warren Street Capital LP and held in the Warren Street Account.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 6,219,239 Shares outstanding as of September 24, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 29, 2026.

As of the close of business on September 30, 2026, (i) Warren Street Capital LP beneficially owned approximately 3.8% of the outstanding Shares, (ii) Warren Street Capital GP may be deemed to beneficially own approximately 3.8% of the outstanding Shares, (iii) Warren Street Capital Management may be deemed to beneficially own approximately 4.2% of the outstanding Shares and (iv) Mr. Gelband may be deemed to beneficially own approximately 4.6% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on July 25, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Warren Street Capital Partners LP: /s/ Aaron Gelband, Aaron Gelband, Managing Member of Warren Street Capital GP, LLC, its General Partner (10/09/2026)
- Warren Street Capital GP, LLC: /s/ Aaron Gelband, Aaron Gelband, Managing Member (10/09/2026)
- Warren Street Capital Mgmt., LLC: /s/ Aaron Gelband, Aaron Gelband, Managing Member (10/09/2026)
- Aaron Gelband: /s/ Aaron Gelband, Aaron Gelband (10/09/2026)